MERCADOLIBRE, INC.

WTC FREE ZONE

DR. LUIS BONAVITA 1294, OF. 1733 TOWER II

MONTEVIDEO URUGUAY 11300

TEL +598 — 2927 — 2770

PEDRO ARNT

EMAIL: pedro@mercadolibre.com

July 25, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attention: Mr. Abe Friedman

                 Ms. Lyn Shenk

Washington, D.C. 20549-4561

Re:	MercadoLibre, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed February 23, 2022

File No. 001-33647

Dear Mr. Friedman and Ms. Shenk:

MercadoLibre, Inc., a Delaware corporation (the “Company,” “MercadoLibre,” “we” or “us”), responds below to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”) filed on February 23, 2022 (File No. 001-33647), contained in your comment letter dated June 27, 2022 (the “Comment Letter”).

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2021

Consolidated Financial Statements, page 4

1.

Please consider revising page numbering so that the financial statement page numbers are sequential to the rest of the pages in the filing or use “F-” page numbering. Please also revise the formatting on the face of your financial statements to ensure the font size is easily readable.

Response: The Company undertakes to revise page numbering in future filings so that the financial statement page numbers are sequential to the rest of the pages in the filing. The Company will also revise the formatting on the face of its financial statements, starting with its interim condensed consolidated financial statements as of and for the six and three-month periods ended June 30, 2022 (the “2Q2022 Interim Financial Statements”), to ensure the font size is easily readable.

Notes to Consolidated financial statements

Note 2. Summary of significant accounting policies

Transfer of financial assets, page 12

2.	Please define and describe the term credit cards coupon and tell us where in your footnotes these transactions are disclosed.

Response: The term “credit cards coupon” refers to credit card receivables generated when a user’s payment is processed by the Company through its MercadoPago solution. The Company acknowledges that the translation could be more accurate so, beginning with the Company’s 2Q2022 Interim Financial Statements, it will revise its disclosure to use the term credit card “receivables” instead of “coupons”. These credit card receivables are disclosed as an asset in the Credit Cards receivable and other means of payments, net line on the balance sheet. Note 2 to the Company’s annual financial statements, on page 11, discloses the Company’s accounting policy applicable to credit card receivables. The Company discloses the effect of the transfer of these receivables on its income statement, in the last sentence of the paragraph under the caption “Transfer of financial assets,” on page 12 of the Company’s annual financial statements, and will include that disclosure in its interim financial statements, beginning with its 2Q2022 Interim Financial Statements.

Allowances for doubtful accounts on loans receivable, accounts receivable and credit cards receivable and other means of payment, page 12

3.

We note that through Mercado Credito you operate a lending business. It appears that provisions for bad debt expenses are classified as sales and marketing expense in your statements of income along with those from your non-lending operations. Please tell us what consideration you have given to classifying your provision for credit losses for your Mercado Credito lending operations as a separate line item in your statements of income, rather than as an overhead-type expense in sales and marketing.

Response: The Company’s presentation of its statement of income uses a “multi-step” format that includes subtotals such as “gross profit”, “income from operations” and “net income before income tax expense”. Provision for doubtful accounts is included in operating expenses since credit losses are not expenses incurred to obtain revenue from customers. Note 18 to the Company’s financial statements, on page 55, discloses the Company’s credit loss expense in detail.

The Company has been classifying its operating expenses by function, computing the charge for the provision for doubtful accounts as one of those functions. The Company will disclose the provision for doubtful accounts as a separate line item of its operating expenses in the statements of income beginning with its 2Q2022 Interim Financial Statements. The statements of income will be presented as follows:

	Six-month Periods Ended June 30,	Three-month Periods Ended June 30,
2022	2021	2022	2021
Net service revenues
Net product revenues
Net revenues
Cost of net revenues
Gross profit
Operating expenses:
Product and technology development
Sales and marketing
Provision for doubtful accounts
General and administrative
Total operating expenses
Income from operations
Other income (expenses):
Interest income and other financial gains
Interest expense and other financial losses
Foreign currency losses, net
Net income before income tax expense
Income tax expense
Equity in earnings of unconsolidated entity
Net income

Provision for buyer protection program, page 14

4.	Please revise to state that this provision is recognized in sales and marketing expense on your statements of income.

Response: The Company’s description of its accounting policy for Provision for buyer protection program in future filings, including in the Notes to its 2Q2022 Interim Financial Statements, will state that the charge related to the provision for the buyer protection program is recognized in sales and marketing expense on the Company’s statement of income.

Revenue Recognition, page 16

5.

Please revise to disclose disaggregated revenue and information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each reportable segment and on the face of your statements of income. Refer to ASC 606-10-50-5 to 50-6 and 55-89 to 55-91. In this regard, we note from your disclosures elsewhere that you generate revenue from, among others: Ecommerce intermediation and inventory sales (MercadoLibre Marketplace), digital payments (Mercado Pago), shipping (Mercado Envios), banner and classified advertising (Mercado Ads and MercadoLibre Classifieds), web store services for sellers (Mercado Shop), loans to merchants (online and offline) and consumer credit (Mercado Credito), etc.

We also note information pertaining to various components of your revenue disclosed in investor calls and earnings presentations such as:

•	“the advertising business has been a consistent highlight in terms of growth and margin structure and has almost doubled in revenues year over year” [5/5/22 earnings call]

•	“if you look at take rates on the fintech business, it does show how we have been activating the pricing levers to offset those increases in costs.” [5/5/22 earnings call]

•

“the three main [credit] products, which are merchant loans online, merchant loans off-line and consumer credit. In each of the three countries, Argentina, Brazil and Mexico, all those nine segments are profitable.” [5/5/22 earnings call]

•	“we had a strong year-over-year improvement in take rates over gross merchandise volume in the commerce business” [2/22/22 earnings call]

•	“Credit revenues reached almost $300 million during the fourth quarter alone, triple the value of the previous year” [2/22/22 earnings call]

In addition, we note that certain of your revenue streams are subject to risk factors that could lead to changes in the nature, amount, timing, and uncertainty of revenues and cash flows. For example, you disclose:

•	“the global payments industry is continuously changing and increasingly subject to regulatory supervision and continued examination”

•

“traditional banking and financial institutions still have significant influence over sectoral regulators, which makes it harder to promote innovative payment solutions and policy changes to adapt regulation to an ever changing and fast growing innovative and disrupting industry.”

•

“The expansion of our Mercado Pago and Mercado Envios business into new countries may also require a close commercial relationship with one or more local banks or other intermediaries, which may prevent, delay or limit the introductions of our services in such countries.”

•

“We are subject to regulation in Brazil, Argentina, Mexico, Chile, Peru and Uruguay, that require or would require us to obtain licenses or regulatory authorizations to operate certain services provided by Mercado Pago and that would subject us to additional regulatory requirements.”

•

“A number of jurisdictions where we operate have enacted legislation regulating shipping services. If we fail to comply with shipping services laws or regulations, or if we engage in an unauthorized shipping business, we could be subject to liability, forced to cease doing business with residents of certain countries, or to change our business practices or to become a postal entity”

•	“The funding and growth of our Mercado Credito business is directly related to interest rates; a rise in interest rates may negatively affect our Mercado Credito business and results of operations.”

•

“To achieve economies of scale, drive down shipping costs and eliminate friction for buyers and sellers, we generally pay local carriers directly for their shipping costs, and then we decide how much of those costs we transfer to our customers. The decision to raise the shipping fees we charge to users may have a negative effect on Mercado Envios’s shipping volume...”

Response: The Company has been presenting disaggregated revenue information showing revenues from Commerce and Fintech on a consolidated basis in Note to the Company´s financial statements and for each reporting segment that appears on page 51 of the Form 10-K. In response to the Staff’s comment, beginning with its 2Q2022 Interim Financial Statements, the Company will disaggregate further as discussed below, to reflect changes in its business and to align the notes to the financial statements with information that it has been providing to investors. The Company will also revise the note on Segments to include additional disaggregated revenue information by reporting segment.

As the Staff’s comment observes, the Company offers its users multiple services within an integrated ecosystem, and uses six principal brands to identify those services for its users. For purposes of understanding the impact of economic factors, however, the revenues and cash flows from all these services fall into the two categories Commerce and Fintech for the following reasons:

•

Commerce revenues are generated from a portfolio of services and products that are offered to all of the Company’s users on a single integrated platform. The goal is to facilitate commercial transactions by enabling users to not only conduct sales and purchases digitally through the Marketplace, but also deliver products through the Company’s shipping service, promote products through its advertising service, list products through its classified solution and set up, manage and promote digital stores through its store-front solution. Each of these services support and maximize the Company’s core Marketplace commerce transactions.

•

Fintech revenues are offered to all of the Company’s users as a digital financial solution to the transactions performed through its Marketplace or Off-Marketplace. Each user can access MercadoPago platform to its account and use MercadoPago as a digital payment method or to get a loan (through MercadoCredito) using its same digital account or wallet from MercadoPago to receive the principal and pay the loan’s installments periodically. The goal of the fintech platform is to permit the users to manage their finances with a few clicks.

The Company conducts its business in a dynamic context that evolves rapidly and has an impact on certain products or services that the Company offers. For instance, since the beginning of the COVID-19 pandemic in 2020, the Company has observed that buyers have diversified their purchases across a wider range of verticals on its platform. This generated a greater number of transactions and increases in overall purchase frequency showing growth in the Company’s Net revenues line in the statement of income.

In connection with the aforementioned business growth, as the Staff notes, the Company regularly provides materials and presentations to investors that contain revenue data or operational information about one or more specific services or products. This information is provided to supplement investors’ understanding of the Company’s business and its performance, when a particular development or impact is of interest for that purpose. For instance, the Company’s lending business has grown significantly in 2022 compared to 2021, leading us to highlight the evolution of its revenue stream. However, the Company believes that these supplemental details about a particular product or service should not imply that the product or service should be disaggregated.

Similarly, the Staff notes that the Company’s risk factor disclosure identifies risks that could affect revenues from specific services in particular ways. The existence of these specific risks does not outweigh the common elements within Commerce revenues and within Fintech revenues. For example, the Company’s business as a whole is subject to regulatory risk, and the Staff quotes several risk factors that identify specific regulatory risks for services within the Fintech category. The Company believes this is consistent with its presentation of disaggregated revenues.

To reflect its changing business, and to align its financial statements’ disclosures with materials it has recently been providing to investors, the Company will expand the disclosure in Note 7 – Segments, beginning with the Company’s 2Q2022 Interim Financial Statements, to provide revenue disaggregation in the following categories:

	Six months ended June 30,
	Argentina		Brazil		Mexico		Other Countries		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Commerce services (a)
Commerce products sales (b)
Total commerce revenues
Fintech services (c)
Credit revenues (d)
Fintech products sales (e)
Total fintech revenues
Total net revenues

	Three months ended June 30,
	Argentina		Brazil		Mexico		Other Countries		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Commerce services (a)
Commerce products sales (b)
Total commerce revenues
Fintech services (c)
Credit revenues (d)
Fintech products sales (e)
Total fintech revenues
Total net revenues

(a)	Includes final value fees paid by sellers derived from intermediation services and related shipping fees, classified fees derived from classified advertising services and ad sales.
(b)	Includes revenues from inventories sales and related shipping fees.
(c)

Includes revenues from commissions the Company charges for transactions off-platform derived from use of the Company’s payment solution, revenues as a result of offering installments for the payment to its Mercado Pago users, either when the Company finances the transactions directly or when the Company sells the corresponding financial assets, Mercado Pago credit and debit card fees and insurtech fees.

(d)	Includes interest earned on loans and advances granted to merchants and consumers, and credit card transactions.
(e)	Includes sales of mobile point of sales devices.

Note 8. Segments, page 34

6.

We note that report segments by geography and that your operations span many complimentary, but distinct product and service lines. We also note that your investor presentations, such as your May 5, 2022 investor presentation and your institutional video presentation on your website, appear to focus more on your different business lines than on geography. For example, your investor presentations have different, color-coded sections for your primary business lines. It also appears that your current segment reporting by geography does not provide investors with much insight into your business lines. Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, or a combination of factors and whether operating segments have been aggregated). Please refer to ASC 280-10-50-21. As part of your response, please also tell us how you identified your operating segments based on the criteria provided in ASC 280-10-50-1 through 50-9 and provide us with a list of these operating segments. Please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-10-50-12 in determining your reportable segments. Please be detailed in your response.

Response: The Company determined its reporting segments based on the analysis under ASC 280-10-50 summarized below. The analysis is updated periodically in connection with the preparation of the interim and year-end financial statements.

Determination of the chief operating decision maker

The Company’s chief executive officer is responsible for allocating resources and assessing performance, and is therefore its CODM.

Identification of operating segments

MercadoLibre works as an ecosystem of services and products, to facilitate commercial transactions both digitally and offline. The Company evaluates the portfolio of services and products available in each country based on the business opportunities of each country, after assessing its macroeconomic and regulatory environment, competitors, legal framework and local political circumstances. Therefore, the services and products that the Company offers in each geography are at different stages of maturity and have unique factors that make comparing their contribution margin on a consolidated basis not meaningful, so the CODM does not use information by products or services for allocating resources and assessing performance of the segment. Further, the services and products that are present in each geography are interconnected in nature:

a) the commerce marketplace is served by the fintech solution to process payments and offer installment features to different extents and in different models within each country segment.

b) the lending business serves a) marketplace merchants, b) off-platform merchants, c) users making purchases within the marketplace, and d) users of the fintech digital account. In turn, the lending business is reliant on capturing user data from behaviors and transactions on the marketplace to determine credit scoring and credit risk which is country specific. The marketplace is both a distribution channel and a high quality data source; each service or product would not exist as they currently are without the other within the specific country.

c) the advertising service offers ads solutions within the commerce marketplace and for the fintech merchants off-platform.

Given the ecosystem view that the Company has of its business, the Company manages the business country-by-country to understand and focus on the specific needs and opportunities in those markets. This ecosystem view could not be applied if the Company managed the business by product or service line.

The Company has 9 operating segments, each representing a different country in which it operates. These are Argentina, Brazil, Chile, Colombia, Costa Rica, Ecuador, Mexico, Peru, and Uruguay.

Each of the operating segments has the characteristics prescribed by ASC 280-10-50-1:

a)	Each of the Company’s operating segments earns revenues and incurs expenses.

b)

At least quarterly, each of the Company’s operating segments is reviewed by the CODM. The CODM makes decisions about allocating resources and assessment of performance based on geography, considering all business lines within a country as whole, and taking into account the synergies between the different lines in each of the countries’ marketplaces. The different revenue streams are conceived to generate synergies with each other by increasing the offer and combination of services for each transaction within the MercadoLibre Marketplace, and not to operate on a stand-alone basis. This is reinforced by the fact that many countries are still in a development stage and, in this regard, the CODM reviews the Company’s performance on a segment overall basis.

c)	Each of the Company’s operating segments has discrete financial information available.

Other factors that the Company has considered pursuant to ASC 280-10-50-1 through 50-9 are the following:

•

The annual budgeting process performed by the Company’s planning team and presented to the CODM is determined on a geographical basis, and considers every macroeconomic factor of each country in terms of expected exchange rates, inflation, interest rates and regulatory environment.

•

The compensation bonus for each of the Company’s employees allocated to each country is based on, among other operational non-financial drivers, target performance of the operating geographic segment, which is aligned with the view of the CODM to develop the Company’s business in each country.

•

While revenues can be disaggregated into Commerce and Fintech services provided by the Company to its users, costs cannot. The most relevant significant costs and operating expenses are reviewed by the CODM as a whole within the MercadoLibre ecosystem. Examples of the above include hosting expenses, IT product and development costs, office expenses, administrative salaries and expenses, etc. These kinds of resource allocation decisions are made according to the plans for each country to develop every business portfolio offered to the Company’s users through common IT and process platform, and they are monitored on a geographical basis. Therefore, the structure of cost and payments is different for each country.

•

The Company’s funding for its different services is analyzed and executed to consider the needs and opportunities available in each country where the Company operates. The CODM evaluates financial performances, regulations and market situations in each country to develop business opportunities.

Aggregation

Based on ASC 280-10-50-11, the Company has concluded that the aggregation of Chile, Colombia, Costa Rica, Ecuador, Peru and Uruguay is appropriate given that the aggregated operating segments have similar financial performance and economic characteristics, and are similar in the following areas:

a)	The nature of the products and services: All of the Company’s operating segments engage in similar business and provide similar services.

b)	The nature of the production processes: This is not applicable to the Company.

c)	The type or class of customer for the products and services: All of the Company’s operating segments have similar customers.

d)	The methods used to distribute products or provide services: All of the Company’s operating segments have similar methods to provide services.

The Company periodically evaluates whether its operating segments or aggregated operating segments exceed the thresholds set forth in ASC 280-10-50-12, namely whether:

a)	The reported revenue of each operating segment is 10 percent or more of the combined revenue, of all operating segments.

b)	The absolute amount of the reported profit or loss of each operating segment is 10 percent or more of the greater, in absolute amount, of either:

1. The combined reported profit of all operating segments that did not report a loss

2. The combined reported loss of all operating segments that did report a loss.

c)	Since the CODM does not review asset information by segment, the 10 percent assets’ test is not performed.

For the year ended December 31, 2021, Argentina, Brazil and Mexico exceeded the thresholds set forth above. The Company aggregates the other operating segments. Net revenues and Direct Contribution of Other Countries operating segment represented 6.5% and 5.8% of total Net revenues and total Direct contribution of the Company, respectively.

Based on the above analysis, the Company concluded that its reporting segments are Argentina, Brazil, Mexico and Other Countries.

Disclosure

Pursuant to ASC 280-10-50-21, the Company discloses the factors used to identify its reportable segments in the first paragraph of Note 8 to its financial statements.

In light of these considerations, the Company respectfully advises the Staff that it believes that the existing disclosure is appropriate under ASC 280-10-50. As the Company continues to grow and evolve, it will monitor segment reporting to ensure that it appropriately discloses its reporting segments, as well as the factors used to identify them.

***

If you have any questions or comments regarding the foregoing, please contact the Company´s Chief Accounting Officer, Marcelo Melamud at marcelo.melamud@mercadolibre.com. The Company looks forward to working with you on these matters.

Sincerely,

/s/ Pedro Arnt
Name: Pedro Arnt
Title: Chief Financial Officer

cc:	Jacobo Cohen Imach

Pedro Arnt

Marcelo Melamud

Federico Gómez Martínez